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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Loral Space & Communications Inc.

Full Name of Registrant

Former Name if Applicable

600 Third Avenue

Address of Principal Executive Office (Street and Number)
New York, NY 10016

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

[DRAFT 5/7/2008]

12b-25 Disclosure for 1Q2008

          In our Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K’), we reported a material weakness with respect to accounting for and disclosure of income taxes. Specifically, the Company did not maintain adequate processes and a sufficient number of technically qualified personnel to facilitate the timely resolution of issues associated with the Company’s income tax closing process primarily relating to those issues attributable to our acquisition, together with our Canadian partner, of Telesat Canada and the related transfer of substantially all of the assets and related liabilities of our Loral Skynet Corporation subsidiary to Telesat Canada. As a result of the delay in completing our accounting for and disclosure of income taxes, we filed our 2007 Form 10-K on April 29, 2008.

          We indicated in our Form 10-K for the year ended December 31, 2007 that we are evaluating several remedial steps to improve controls surrounding our income tax closing process, including enhancing the technical resources in the income tax accounting function and conducting an evaluation of organizational processes and structure to identify and implement the appropriate solutions regarding our income tax closing process including retaining additional external resources.

          We have been unable to complete the preparation of the tax information necessary for our first quarter financial statements for the following reasons. First, although we have begun to implement remedial steps to improve controls surrounding our income tax closing process, including retention of external resources, we have not completed this process and our tax resources continue to be insufficient. In addition, because of the late filing of our 2007 Form 10-K, the timing of our first quarter tax closing process was delayed. Given the materiality of this information to our required 10-Q disclosures taken as a whole, we are unable to complete our financial statements for the quarter ended March 31, 2008 by the required filing date of May 12, 2008.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John Capogrossi	(212)	338-5355
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 31, 2007, we, together with our Canadian Partner, acquired Telesat Canada. In connection with that transaction, we transferred substantially all of the assets and related liabilities of our Loral Skynet subsidiary to Telesat Canada. As a result, our condensed consolidated statement of operations for the three months ended March 31, 2008 includes equity in net loss of affiliates of approximately $59 million related to our investment in Telesat Canada and excludes the results of operations of Loral Skynet.

Loral Space & Communications Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 12, 2008	By	/s/ Harvey B. Rein

Name: Harvey B. Rein
Title: Senior Vice President and CFO